October 22, 2025

Mr. Donial Dastgir

Ms. Kayla Roberts

Office of Structured Finance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Re:	Duke Energy Carolinas, LLC
Duke Energy Carolinas SC Storm Funding LLC
Registration Statement on Form SF-1
Filed September 9, 2025
File Nos. 333-290125 and 333-290125-01

Dear Mr. Dastgir and Ms. Roberts:

On behalf of Duke Energy Carolinas, LLC (“DEC”) and Duke Energy Carolinas SC Storm Funding LLC (the “Issuing Entity” and, together with DEC, the “Registrants”), we are submitting via EDGAR for review by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits, “Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrants’ responses to the comments received from the Staff contained in the Staff’s letter dated September 30, 2025 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on September 9, 2025.

The Staff’s comments as reflected in the Comment Letter are reproduced in bold typeface in this letter, and the corresponding responses of the Registrants are shown below each comment. All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 1.

Pursuant to the update regarding Division of Corporation Finance Actions In Advance of a Potential Government Shutdown of the Division of Corporation Finance on October 9, 2025, the Registrants have revised the cover page of the Registration Statement to include language provided by Rule 473(b) of the Securities Act of 1933 for the automatic effectiveness of the Registration Statement 20 days following the filing of Amendment No. 1. If the Commission resumes operations before the Registration Statement becomes effective, upon the request of the Commission staff, the Registrants may file an amendment to the Registration Statement requesting a delay or change in the effectiveness of the Registration Statement.

ATLANTA   AUSTIN   BANGKOK    BEIJING   BOSTON   BRUSSELS   CHARLOTTE   DALLAS   DUBAI   HOUSTON

LONDON   LOS   ANGELES   MIAMI   NEW YORK   RICHMOND   SAN FRANCISCO   TOKYO   TYSONS   WASHINGTON, DC

www.Hunton.com

Mr. Donial Dastgir and Ms. Kayla Roberts

Securities and Exchange Commission

October 22, 2025

Security for the Storm Recovery Bonds

Pledge of Collateral, page 87

1.            We note that, in addition to the recovery property, the bonds will also be secured by "the collection account, relating to the Bonds and established under the indenture and the series supplement, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Securities Act Rule 190.

The Registrants confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

2.            Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K.

The remaining exhibits, including the forms of the underwriting agreement, the two joinder agreements and the forms of Constitutional law opinions and Exhibit 5.1 and Exhibit 8.1 opinions are being filed with Amendment No. 1. The registrants have also filed updated forms of the indenture and the servicing agreement to reflect the one tranche structure.

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 309-1043 or Michael F. Fitzpatrick, Jr., Esq. at Hunton Andrews Kurth LLP.

Sincerely,

/s/ Adam O’Brian, Esq.
Adam O’Brian, Esq.

cc:	Harry K. Sideris, Duke Energy Carolinas, LLC
Michael P. Callahan, Duke Energy Carolinas SC Storm Funding LLC
Michael F. Fitzpatrick, Jr., Esq., Hunton Andrews Kurth LLP